Mail Stop 3561

May 12, 2010

via U.S. mail and facsimile

Jason Dussault, President
Dussault Apparel, Inc.
2250 East Hasting Street
Vancouver, BC V5L 1V4

    RE: **Dussault Apparel, Inc.**
        Form 10-K for the Fiscal Year Ended October 31, 2009
        Filed March 16, 2010
        File No. 0-52452

Dear Mr. Dussault:

        We issued a comment letter to you on the above captioned filing on April 9, 2010. As of the date of this letter, the comments remain outstanding and unresolved. We expect you to contact us by May 25, 2010 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by May 25, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please call Janice McGuirk, examiner, at (202) 551-3395 or David Link, legal reviewer, at (202) 551-3356 with any questions.

                              Sincerely,

                              John Reynolds,
                              Assistant Director

cc: via fax to William Macdonald, Esq.
              (604) 681-4760